SGI Managers Join S&W Seed in Key Leadership Roles

For Immediate Release

Contact: Robert Blum, Joe Dorame, Joe Diaz   Matthew Szot
Lytham Partners, LLC   Chief Financial Officer
602-889-9700   S&W Seed Company
sanw@lythampartners.com   559-884-2535
www.lythampartners.com   www.swseedco.com

FIVE POINTS, California – April 5, 2013 – S&W Seed Company (Nasdaq: SANW) today announced that it has strengthened its management team and Board of Directors by the addition of two alfalfa seed industry veterans. Dennis Jury, previously managing director of Seed Genetics International ("SGI") has been appointed Executive Vice President of Operations of S&W Seed Company. Mr. Jury will continue in his role of Chief Executive and General Manager of SGI. Mark Harvey, previously director of Seed Genetics International has been elected as a Director and Vice Chairman of the Board of S&W Seed Company. Both appointments follow the acquisition of Seed Genetics International by S&W Seed Company in a transaction that closed on April 1, 2013. The acquisition creates the largest non-dormant alfalfa seed company in the world.

Mark Grewal, president and chief executive officer of S&W Seed Company commented, "A key motivator for making the SGI acquisition is the highly talented and experienced seed industry team that is joining S&W. As we integrate the global operations of our two companies, Dennis and Mark's leadership will serve S&W well. Additionally, as we expand our reach in production and sales, their worldwide relationships and years of experience will be huge assets."

Mr. Jury's responsibilities will include the operational integration of the two companies, which now boast having geographically diversified, year-round alfalfa seed production in the United States and Australia, as well as a 22 country sales channel that covers six continents. Mr. Jury is a veteran of the agricultural industry, having worked for ICI Crop Care, Schering Ag, and South Australian Seedgrowers Cooperative (later 'Seedco,' then subsequently known as 'SeedMark') in various roles including territory sales, territory manager and product and market development manager, before joining Seed Genetics International in August 2003 as Business Manager. He was appointed Managing Director of Seed Genetics International in July 2009. Mr. Jury studied Agricultural Science at the Waite Agricultural Research Institute in Urbrae, South Australia with a Bachelor of Agricultural Science degree, and received his MBA from the Adelaide Graduate School of Management.

Effective April 1, 2013, Mr. Harvey became Vice Chairman of Board of Directors of S&W Seed Company. Mark Harvey has more than 35 years of experience in production processing and marketing of seed to many parts of the world, particularly branded alfalfa and clover. Mr. Harvey managed a 10,000 acre family farm producing seed, wheat and pulse crops, along with wool and beef, from 1976 until 1996 when the company he founded, Paramount Seeds, was sold to Elders Ltd. While with Elders, Mr. Harvey was manager of their national and international seed business from 1996 until 2001. In 1992, he was a founding partner of Seed Genetics International where he focused primarily on marketing and distribution. Mr. Harvey was educated at Cunderdin Agricultural College in West Australia.

Grover Wickersham, Chairman of S&W Seed Company, said "Mark Harvey is known in the industry as a master strategist and innovative thinker. I am excited that he believes in our combination enough that he chose to take a large shareholding in S&W. I expect great things from Mark in his leadership role as S&W Vice Chairman."

About S&W Seed Company
Founded in 1980, S&W Seed Company is a global agricultural company, headquartered in the Central Valley of California. The company is the largest producer of non-dormant alfalfa seed varieties in the world, with production operations in the San Joaquin and Imperial Valley's of California, as well as in South Australia. The company has worldwide sales and distribution through both a direct sales force as well as dealer-distributors. The company's proprietary varieties are designed to meet the shifting needs of farmers that require high performance in poor and highly saline soil conditions and have been verified over decades of university-sponsored trials. Additionally, the company is utilizing its research and breeding expertise to develop and produce U.S.-based stevia leaf. Stevia is an all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement
This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2012, and in other filings subsequently made by the Company with the Securities and Exchange Commission.